Enviro
Mission
EnviroMission Limited
ACN: 094 963 238

Ground Floor

3 Raglan Street
South Melbourne
Victoria, Australia 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: kforte@enviromission.com.au
W: www.enviromission.com.au

08000878

Monday, 11 February, 2007 **SEC FILE NO: 82-34693**

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed recent company announcements released to the Australian Stock Exchange for EnviroMission Limited (ASX: EVM; US OTC: EVOMY):

31 January 2008:	Appendix 4C Commitments Test Entity
6 February 2008:	Financial Notes to Appendix 4C Period Ending 31 December 2007
11 February 2008:	Licence Win Meets Long-Term Development Plans

Yours faithfully,

Kim Forte
Communications Manager
EnviroMission Limited

+61 3 9693 5603
+61414690356
kforte@enviromission.com.au

2/25

Enviro Mission
EnviroMission Limited
ACN: 094 963 238
3 Raglan Street
South Melbourne, Victoria 3205
T +61 3 9693 5666
F +61 3 9699 7566
E communications@enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Thursday, 31 January, 2008

ASX Code: EVM
US OTC Code: EVOMY

COMPANY ANNOUNCEMENT

Appendix 4C Commitments Test Entity

Attached is Appendix 4C, being EnviroMission's Quarterly Test Entity Report for the quarter ended 31 December, 2007.

Ends.

Roger C. Davey
Chief Executive Officer
EnviroMission Limited

Enquiries to:
Ms Kim Forte
Communications Director
+61414690356
kforte@enviromission.com.au

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

ENVIROMISSION LIMITED

ABN

52 094 963 238

Quarter ended ("current quarter")

31 DECEMBER 2007

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers			
1.2	Payments for	(a) staff costs	-	-
		(b) advertising and marketing	-	-
		(c) research and development	(1)	(11)
		(d) leased assets	-	-
		(e) other working capital	(323)	(659)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received			4
1.5	Interest and other costs of finance paid			(34)
1.6	Income taxes paid			
1.7	Other – R & D tax offset refund			223
	Net operating cash flows		**(324)**	**(477)**

		Current quarter $A'000	Year to date 312 months) $A'000
1.8	Net operating cash flows (carried forward)	**(324)**	**(477)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	-	-
1.14	**Total operating and investing cash flows**	**(324)**	**(477)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings	193	557
1.18	Repayment of borrowings		(100)
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	**193**	**457**
	Net increase (decrease) in cash held	**(131)**	**(20)**
1.21	Cash at beginning of quarter/year to date	143	32
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	**12**	**12**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	29
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

These transactions were payments for:

- Remuneration of the Executive Chairman/Chief Executive Officer - $28,848

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities-short term	500	146
3.2	Credit standby arrangements	20,000	Nil

NOTES:

A loan facility of up to $500,000 is available from SolarMission Technologies Inc. An amount of $145,711 had been drawn down against this facility and was repaid subsequent to the end of the quarter by the issue of securities, 1,457,108 ordinary shares at 10 cents each.

US financiers have been successful in securing US$2 million of a planned US$4 million investment. The balance of the financing is being restructured to a debt and equity combination due to the credit and current market conditions in the US.

In December 2005 the Company concluded an agreement for an equity line credit facility of $20 million for a term of 3 years. The securing of the $20 million equity line credit facility was announced to the market on 15 December 2005. The company has not drawndown against the facility this quarter.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000

4.1	Cash on hand and at bank	12	143
4.2	Deposits at call	0	0
4.3	Bank overdraft	0	0
4.4	Other (provide details)	0	0
	Total: cash at end of quarter (item 1.22)	**12**	**143**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 31-01-2008

Print name: Roger C. Davey

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

Enviro Mission
EnviroMission Limited
ACN: 094 963 238
3 Raglan Street
South Melbourne, Victoria 3205
T +61 3 9693 5666
F +61 3 9699 7566
E communications@enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Wednesday, 6 February, 2008

ASX Code: EVM
US OTC Code: EVOMY

C O M P A N Y   A N N O U N C E M E N T

Financial Notes to Appendix 4C Period Ending 31 December 2007

Further to explanatory financial notes contained within EnviroMission's Commitments Test Entity report (Appendix 4C)[1] lodged with the Australian Stock Exchange (ASX) on 31 January, 2008, EnviroMission provides the following expanded clarification.

EnviroMission confirms it engaged a New York based investment bank to raise a total of US$4,000,000 for working capital purposes via a combination of senior debt and equity.

The investment bank has confirmed it has successfully secured US$2,000,000 of the US$4,000,000 transaction; with the balance being restructured to enhance the investment merit of the transaction in line with current financial market conditions in the US.

In order to meet EnviroMission's interim financial obligations, SolarMission Technologies Inc (US based Solar Tower developer and EnviroMission shareholder) has provided an AUS$500,000 loan facility, to be repaid in cash or EnviroMission ordinary shares.

EnviroMission has drawn against the SolarMission loan facility and repaid drawn borrowings of AUD$145,711 subsequent to the end of the reporting period (31 December, 2007).

Ends.

Roger C. Davey
Chief Executive Officer
EnviroMission Limited

Enquiries to:
Ms Kim Forte
Communications Director
+61414690356
kforte@enviromission.com.au

[1] **Explanatory Notes per Appendix 4C, 31 January, 2008:** 'A loan facility of up to $500,000 is available from SolarMission Technologies Inc. An amount of $145,711 had been drawn down against this facility and was repaid subsequent to the end of the quarter by the issue of securities, 1,457,108 ordinary shares at 10 cents each.

US financiers have been successful in securing US$2 million of a planned US$4 million investment. The balance of the financing is being restructured to a debt and equity combination due to the credit and current market conditions in the US.

In December 2005 the Company concluded an agreement for an equity line credit facility of $20 million for a term of 3 years. The securing of the $20 million equity line credit facility was announced to the market on 15 December 2005. The company has not drawn down against the facility this quarter.

Enviro
Mission
EnviroMission Limited
ACN: 094 963 238
3 Raglan Street
South Melbourne, Victoria 3205
T +61 3 9693 5666
F +61 3 9699 7566
E communications@enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Monday, 11 February, 2008

ASX Code: EVM
US OTC Code: EVOMY

C O M P A N Y A N N O U N C E M E N T

LICENCE WIN MEETS LONG-TERM DEVELOPMENT PLANS

EnviroMission is pleased to announce the seamless renewal of the Australian Solar Tower development licence to EnviroMission by SolarMission Technologies, Inc.

The licence has been renewed, without expiry, to support EnviroMission's continuing development objectives in Australia.

SolarMission Technologies, Inc granted the exclusive 'sub-license' to EnviroMission in 2001 in consideration for a major shareholding in EnviroMission. SolarMission has continued to hold EnviroMission shares and work closing in support of EnviroMission's past and future development status.

The highly favorable licence outcome confirmed 'in principal' assurances provided to EnviroMission over the period of extensive licence negotiations. These assurances are now ratified to extend and confirm the status of EnviroMission in Australia and in the overall Solar Tower development strategy.

Licence negotiations have formed a substantial item of business between EnviroMission and SolarMission in the lead up to a formal agreement that will provide additional value to EnviroMission via the removal of any limitation associated with the former sunset clause.

"Whilst the licence renewal was always viewed as a formality assured to EnviroMission by SolarMission, the fact remained, EnviroMission had to also view the negotiation as a window of opportunity to further strengthen EnviroMission's long-term development role in Solar Tower commercialisation" Mr Roger Davey, EnviroMission CEO, said in support of the finalization of EnviroMission's development licence.

Ends.

Ms Kim Forte
Communications Director
+61414690356
kforte@enviromission.com.au

END